

May 31, 2013

Via E-mail
Ezra Shashoua
Chief Financial Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, FL 33487

      Re: **FriendFinder Networks Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed on April 1, 2013
             File No. 001-34622

Dear Mr. Shashoua:

      We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill, Indefinite Intangibles and Other Long-lived Assets, page 44

1.   We note that the fair value of your Internet reporting units in 2012 exceeded each of their carrying values between 34.0% and 45.0%. Please provide us with the following information as it relates to your fiscal 2012 impairment test:

      •   The results of Step 1 and Step 2 of your impairment test for each of your reporting units;

- The key assumptions used in performing your analysis (i.e., projections of growth rates and profitability, estimated working capital needs, weighted average cost of capital, discount rates, weighting of valuation approaches, etc.);
- Tell us how the decline in your revenues, increase in net loss, decline in your market capitalization, and your status of default and forbearance on your debt were taken into consideration in developing your assumptions and how they impacted your goodwill impairment analysis under the discounted cash flow and market valuation approaches;
- How you assigned your outstanding debt to your reporting units pursuant to the guidance of ASC 350-20-35-39 to 40, and;
- Consider disclosing the names of your reporting units in future filings.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 69

2.   We note the Report of Independent Registered Public Accounting Firm does not include the city and state where issued. Please amend to provide an audit opinion containing the city and state of your accountant pursuant to Rule 2-02(a) of Regulation S-X.

Note I. Acquisitions and Dispositions, page 84

3.   Please explain further the company's decision to purchase JigoCity in September 2011 and then close its operations less than six months later. Also, tell us whether any relationships exist, business or otherwise, between Anthony Bobulinksi and the company, its management, or its significant shareholders or debt holders.

Exhibit 23.1

4.   The consent of your independent registered public accounting firm is not signed by your accountant. Please amend to provide a consent that is signed by your accountant pursuant to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ezra Shashoua
FriendFinder Networks Inc.
May 31, 2013
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief